UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-20707

COLONIAL REALTY LIMITED PARTNERSHIP

(Exact name of registrant as specified in its charter)

c/o Mid-America Apartment Communities, Inc.

6584 Poplar Avenue

Memphis, Tennessee 38138

Telephone number: (901) 682-6600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Units of Limited Partnership Interest of Colonial Realty Limited Partnership Debt Securities

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Partnership Interests of Colonial Realty Limited Partnership: 1 General Partner, 1 Limited Partner

Debt Securities: 25 Holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Colonial Realty Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 17, 2013	COLONIAL REALTY LIMITED PARTNERSHIP

	By:	Mid-America Apartments, L.P., its general partner
	By:	Mid-America Apartment Communities, Inc., its general partner

	By:	/s/ Robert J. DelPriore
Name: Robert J. DelPriore Title: Executive Vice President and General Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.